UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated September 2, 2014

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a news release dated August 29, 2014 entitled ‘VODAFONE ANNOUNCES RESULTS OF OFFER TO PURCHASE OUTSTANDING NOTES OF NARA CABLE FUNDING LIMITED AND ONO FINANCE II PLC.’

VODAFONE GROUP PLC

VODAFONE ANNOUNCES RESULTS OF OFFER TO PURCHASE OUTSTANDING NOTES OF NARA CABLE FUNDING LIMITED AND ONO FINANCE II PLC

NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT.

LONDON, 29 August 2014 — Vodafone Group Plc (NASDAQ: VOD) announces the expiration and results of the previously announced tender offer (the “Offer”) by Vodafone Holdings Europe S.L.U. (“VHESLU”) to repurchase for cash any and all of the outstanding below listed notes (the “Notes”) of Nara Cable Funding Limited (“Nara Cable”) and of ONO Finance II plc (together with Nara Cable, the “Issuers”).

The Issuers are stand-alone entities which issued the Notes to provide loans to Cableuropa S.A.U. VHESLU is the parent of Vodafone Espana S.A.U. which has recently completed the acquisition of Grupo Corporativo ONO, S.A., the parent company of Cableuropa S.A.U., resulting in a Change of Control event under and as defined in the indentures governing the Notes.

The Offer complied with the Change of Control covenant set forth in the Indentures. VHESLU offered a premium over the 101% required thereunder.

Capitalized terms used in this announcement and not otherwise defined have the meanings ascribed to them in the Offer to Purchase dated July 30, 2014 (the “Offer to Purchase”).  The Offer was made solely by, and subject to terms and conditions set forth in, the Offer to Purchase, which was available to holders of Notes directly from the Information and Tender Agent, subject to the offer and distribution restrictions described in the Offer to Purchase.

The table below sets forth the amount of Notes validly tendered and not validly withdrawn at or prior to the Expiration Date (5:00 p.m., New York City time for the dollar denominated Notes and 5:00 p.m., London time for the euro denominated Notes, on August 28, 2014) and accepted for purchase. The tendering Holders will receive the relevant Tender Price as set forth in the table below, plus Accrued Interest up to but not including, September 4, 2014 (the “Settlement Date”).

The Offer was open to all registered Holders, subject to terms and conditions set forth in the Offer to Purchase.

Notes	Outstanding Principal Amount	ISIN	Tender Price(1)(2)	Amount Tendered and Accepted
8.875% Senior Secured Notes due 2018 issued by Nara Cable Funding Limited	€1,000,000,000	Regulation S Notes: XS0550774870 Rule 144A Notes: XS0550779168	106.059%	€241,511,000
8.875% Senior Secured Notes due 2018 issued by Nara Cable Funding Limited	$1,000,000,000	Regulation S Notes: USG6391AAC83 Rule 144A Notes: US63080TAA51	106.059%	$356,235,000
8.875% Senior Secured Notes due 2018 issued by Nara Cable Funding Limited	$310,000,000	Regulation S Notes: USG6391BAB83 Rule 144A Notes: US63080TAD90	106.059%	$134,990,000
11.125% Senior Notes due 2019 issued by ONO Finance II plc	€295,000,000	Regulation S Notes: XS0584389448 Rule 144A Notes: XS0584389521	108.808%	€53,723,000
10.875% Senior Notes due 2019 issued by ONO Finance II plc	$225,000,000	Regulation S Notes: USG6751UAB01 Rule 144A Notes: US67102BAA98	108.594%	$65,526,000

(1)       Does not include Accrued Interest, which will be paid up to, but excluding, the Settlement Date.

(2)       Intended to reflect more closely market based pricing. Such pricing is materially in excess of the 101% purchase price which is required by the Change of Control provisions of the Indentures. It should also be noted that the Tender Prices reflect a premium to the call prices of the Notes in either December 2014 or January 2015, as the case may be, which is intended to capture the lower costs of funding for the Company compared to the coupon on the Notes.

For further information:

A complete description of the terms and conditions are set out in the Offer to Purchase.  Further details on the transaction can be obtained from:

Dealer Manager		Information and Tender Agent

Deutsche Bank, AG London Branch		The Bank of New York Mellon

Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom Email: liability.management@db.com		One Canada Square London E14 5AL United Kingdom Email: ct_reorg_unit_inquiries@bnymellon.com Email: debtrestructuring@bnymellon.com

Within the U.S. Tel: (866) 627 0391 Tel: (212) 250 2955	Outside the U.S. Tel: +44 (0) 207 545 8011	Within the U.S. Tel: (315) 414 3360	Outside the U.S. Tel: +44 (0) 120 268 9644

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 52 more, and fixed broadband operations in 17 markets. As of June 30, 2014, Vodafone had 436 million mobile customers and 9 million fixed broadband customers. For more information, please visit: www.vodafone.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from those projected in the forward-looking statements. These factors include: general economic and business conditions; changes in technology; timing or delay in signing, commencement, implementation and performance of programmes, or the delivery of products or services under them; structural change in the satellite industry; relationships with customers; competition; and ability to attract personnel. You are cautioned not to rely on these forward-looking statements, which speak only as of the date of this announcement. We undertake no obligation to update or revise any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances.

DISCLAIMER

This announcement should be read in connection with the Offer to Purchase. No offer or invitation to acquire any securities is being made pursuant to this announcement or the Offer to Purchase. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Offer to Purchase comes are required by each of VHESLU, the Issuers, the Information and Tender Agent and the Dealer Manager to inform themselves about, and observe, any such restrictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 2, 2014	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary